UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________

Commission File Number __________________

New Pacific Metals Corp.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1066 West Hastings Street

Suite 1750

Vancouver BC

Canada V6C 3X1
(604) 633-1368
(Address and telephone number of registrant's principal executive offices)

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:

Common shares, no par value	NUPM	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐  Annual Information Form ☐  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:  Not Applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐  Yes              ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐  Yes              ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.                  Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.             ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

New Pacific Metals Corp. ("we", "us", "our", the "Company" or the "Registrant") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F ("Registration Statement") pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

    This Registration Statement, including the Exhibits incorporated by reference into this Registration Statement, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this Registration Statement only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Estimates of mineral reserves and mineral resources are also forward-looking statements because they represent estimates of mineralization that will be encountered if a property is mined, in addition to involving projection relating to future economic conditions. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on the Company's business, operations and financial condition; general business, economic, competitive, political, regulatory and social uncertainties; silver, lead, copper and gold price volatility; uncertainty related to mineral exploration properties; risks related to the ability to finance the continued exploration of mineral properties; risks related to factors beyond the control of the Company; risks and uncertainties associated with exploration and mining operations; risks related to the ability to obtain adequate financing for planned development activities; lack of infrastructure at mineral exploration properties; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of mineral deposits; uncertainties related to title to mineral properties and the acquisition of surface rights; risks related to governmental regulations, including environmental laws and regulations and liability and obtaining permits and licences; future changes to environmental laws and regulations; unknown environmental risks from past activities; commodity price fluctuations; risks related to reclamation activities on mineral properties; risks related to political instability and unexpected regulatory change; currency fluctuations; influence of third party stakeholders; conflicts of interest; risks related to dependence on key individuals; risks related to the involvement of some of the directors and officers of the Company with other natural resource companies; enforceability of claims; the ability to maintain adequate control over financial reporting; disruptions or changes in the credit or security markets; actual results of current exploration activities; mineral reserve and mineral resource estimate risk; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the ability to renew existing licenses or permits or obtain required licenses and permits; increased infrastructure and/or operating costs; risks of not meeting production and cost targets; discrepancies between actual and estimated production; metallurgical recoveries; mining operational and development risk; litigation risks; speculative nature of silver exploration; global economic climate; dilution; environmental risks; community and nongovernmental actions; and regulatory risks. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this Registration Statement is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Registration Statement are qualified by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

 Unless otherwise indicated, all mineral resource and mineral reserve estimates included in the documents incorporated by reference into this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies.

 The technical and scientific information relating to the Silver Sand Property, set forth in the technical report entitled, "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020), which is filed on Exhibit 99.69 hereto, supersedes prior scientific and technical information relating to the Silver Sand Property, which shall no longer be relied on.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.110, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(5) of Form 40-F, the Company hereby incorporates by reference Exhibit 99.111 through Exhibit 99.113, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Company has filed certain consents as Exhibit 99.114 through Exhibit 99.119.

TAX MATTERS

 Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

 The Company hereby incorporates the section entitled "Description of Securities Being Distributed" from the Final Short Form Prospectus attached as Exhibit 99.68 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

CONTRACTUAL OBLIGATIONS

The following table presents, as of the Company's latest fiscal year end balance sheet date, which was June 30, 2020, information with respect to the Registrant's known contractual obligations:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	$1,573,474	$1,573,474	-	-	-
Due to a related party	$84,742	$84,742	-	-	-
Payable for mineral property acquisition	$263,120	$263,120	-	-	-
Total	$1,921,336	$1,921,336	-	-	-

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW PACIFIC METALS CORP.

/s/ Mark Cruise
Name: Mark Cruise
Title: Chief Executive Officer
Date: May 4, 2021

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Registration Statement on Form 40-F.

Exhibit	Description
99.01	News release dated August 6, 2019
99.02	News release dated August 20, 2019
99.03	News release dated August 22, 2019
99.04	Correction to August 20, 2019 news release dated August 23, 2019
99.05	Letter from Yong-Jae Kim regarding the Correction to the August 20, 2019 news release dated August 23, 2019
99.06	News release dated August 27, 2019
99.07	News release dated September 10, 2019
99.08	Audited Consolidated Financial Statements for the years ended June 30, 2019 and 2018
99.09	Management's Discussion and Analysis for the years ended June 30, 2019 and 2018
99.10	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated September 10, 2019
99.11	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated September 10, 2019
99.12	Annual Information Form for the year ended June 30, 2019
99.13	Certification of Annual Filings in connection with filing of the Annual Information Form by CFO dated September 20, 2019
99.14	Certification of Annual Filings in connection with filing of the Annual Information Form by CEO dated September 20, 2019
99.15	News release dated September 24, 2019
99.16	News release dated October 2, 2019
99.17	Marketing Materials for Treasury Offering of Common Shares dated October 2, 2019
99.18	Material change report dated October 8, 2019
99.19	Underwriting Agreement dated October 8, 2019
99.20	News release dated October 11, 2019
99.21	Share Transfer Agreement between Ningde Jungie Mineria Co., Ltd. and New Pacific Investment Corp. Limited dated March 28, 2017 (filed on SEDAR October 18, 2019)
99.22	Final Short Form Prospectus dated October 21, 2019
99.23	News release dated October 25, 2019
99.24	Material change report dated October 25, 2019
99.25	Notice of meeting dated October 29, 2019
99.26	Management Information Circular dated October 29, 2019
99.27	Form of Proxy for Meeting of Shareholders to be held November 29, 2019
99.28	Voting Instruction Form for Meeting of Shareholders to be held November 29, 2019
99.29	Financial Statements Request Form filed on SEDAR on October 31, 2019
99.30	News release dated November 19, 2019
99.31	Material change report dated November 19, 2019
99.32	Unaudited Condensed Interim Financial Statements for the three months ended September 30, 2019 and 2018
99.33	Management's Discussion and Analysis for the three months ended September 30, 2019 and 2019

99.34	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated November 20, 2019
99.35	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated November 20, 2019
99.36	News release dated November 20, 2019
99.37	News release dated December 2, 2019
99.38	News release dated December 2, 2019
99.39	Report of Voting Results of the Annual General Meeting of Shareholders held on November 29, 2019
99.40	News release dated December 4, 2019
99.41	News release dated December 5, 2019
99.42	News release dated December 19, 2019
99.43	News release dated January 13, 2020
99.44	News release dated February 10, 2020
99.45	News release dated February 13, 2020
99.46	Unaudited Condensed Interim Financial Statements for the three and six months ended December 31, 2019 and 2018
99.47	Management's Discussion and Analysis for the three and six months ended December 31, 2019 and 2018
99.48	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated February 13, 2020
99.49	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated February 13, 2020
99.50	News release dated February 19, 2020
99.51	News release dated April 14, 2020
99.52	News release dated April 27, 2020
99.53	Material change report dated April 27, 2020
99.54	Material change report dated May 19, 2020
99.55	News release dated May 19, 2020
99.56	Material change report dated May 19, 2020
99.57	Marketing Materials for Treasury Offering of Common Shares dated May 19, 2019
99.58	Unaudited Condensed Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
99.59	Management's Discussion and Analysis for the three and nine months ended March 31, 2020 and 2019
99.60	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated May 25, 2020
99.61	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated February 13, 2020
99.62	News release dated May 25, 2020
99.63	Material change report dated May 25, 2020
99.64	Underwriting Agreement dated May 25, 2020
99.65	News release dated May 26, 2020
99.66	News release dated May 28, 2020
99.67	Material change report dated May 28, 2020
99.68	Final Short Form Prospectus dated June 3, 2020
99.69	Technical Report titled "Silver Sand Deposit Mineral Resource Report (Amended)" dated June 3, 2020 (effective date January 16, 2020) (filed on SEDAR June 3, 2020)

99.70	News release dated June 3, 2020
99.71	News release dated June 9, 2020
99.72	Material change report dated June 9, 2020
99.73	News release dated July 13, 2020
99.74	News release dated July 22, 2020
99.75	News release dated August 6, 2020
99.76	News release dated August 10, 2020
99.77	Audited Consolidated Financial Statements for the years ended June 30, 2020 and 2019
99.78	Management's Discussion and Analysis for the years ended June 30, 2020 and 2019
99.79	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated August 26, 2020
99.80	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated August 26, 2020
99.81	News release dated August 26, 2020
99.82	Notice of meeting dated August 27, 2020
99.83	Management Information Circular dated August 27, 2020
99.84	Form of Proxy for Meeting of Shareholders dated September 30, 2020
99.85	Voting Instruction Form for Meeting of Shareholders to be held September 30, 2020
99.86	Financial Statements Request Form filed on SEDAR on September 1, 2020
99.87	Letter of Transmittal filed on SEDAR on September 1, 2020
99.88	Arrangement Agreement dated August 25, 2020 (filed on SEDAR September 1, 2020)
99.89	Material change report dated September 1, 2020
99.90	Annual Information Form dated September 25, 2020
99.91	Certification of Annual Filings in connection with filing of the Annual Information Form by CFO dated September 25, 2020
99.92	Certification of Annual Filings in connection with filing of the Annual Information Form by CEO dated September 25, 2020
99.93	News release dated September 29, 2020
99.94	News release dated October 1, 2020
99.95	Report of Voting Results of the Annual General Meeting of Shareholders held on September 30, 2020
99.96	News release dated November 11, 2020
99.97	Unaudited Condensed Interim Financial Statements for the three months ended September 30, 2020 and 2019
99.98	Management's Discussion and Analysis for the three months ended September 30, 2020 and 2019
99.99	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated November 11, 2020
99.100	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated November 11, 2020
99.101	News release dated November 17, 2020
99.102	News release dated November 19, 2020
99.103	Material change report dated November 24, 2020
99.104	News release dated December 9, 2020
99.105	Unaudited Condensed Interim Financial Statements for the three and six months ended December 31, 2020 and 2019
99.106	Management's Discussion and Analysis for the three and six months ended December 31, 2020 and 2019

99.107	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CFO dated February 12, 2020
99.108	Certification of Interim Filings in connection with filing of MD&A and Financial Statements by CEO dated February 12, 2020
99.109	News Release dated February 12, 2021
99.110	News Release dated April 12, 2021
99.111	Articles of New Pacific Metals Corp.
99.112	Certificate of Change of Name dated July 1, 2016
99.113	Certificate of Change of Name dated July 20, 2017
99.114	Consent of Adrienne Ross
99.115	Consent of Dinara Nussipakynova
99.116	Consent of Andrew Holloway
99.117	Consent of Simeon Robinson
99.118	Consent of Alex Zhang
99.119	Consent of Deloitte LLP